DLA Piper Rudnick Gray Cary US LLP
1200 Nineteenth Street, N.W.
Washington, D.C. 20036-2412
T 202.861.3900
F 202.223.2085
W www.dlapiper.com

R. NEIL MILLER
Neil.Miller@DLAPiper.com
T 202.861.3860 F 202.689.8461
May 24, 2006
Nili Shah, Accounting Branch Chief
Gus Rodriguez, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010 CF/AD6
Washington, D.C. 20549

Re:	Bennett Environmental Inc.
Form 40-F for the Fiscal Year Ended December 31, 2004 filed on March 31, 2005
Form 6-K for the Fiscal Quarter Ended March 31, 2005 filed on May 17, 2005
Form 6-K for the Fiscal Quarter Ended June 30, 2005 filed on August 3, 2005
Form 6-K for the Fiscal Quarter Ended September 30, 2005 filed on November 15, 2005
File No. 0-30946
Dear Ms. Shah and Mr. Rodriguez:
As you know per our telephone conversation on Wednesday, March 8, 2006, we have taken over representation of Bennett Environmental Inc. (“Bennett” or the “Company”) for purposes of responding to the staff of the SEC’s Division of Corporation Finance (the “Staff”) review of Bennett’s Annual Report on Form 40-F for the year ended December 31, 2004. For reference purposes, the text of Comment Nos. 1 and 2 has been reproduced herein (in bold) with the Company’s responses below each numbered comment. Bennett intends to include these responses along with financial statements for years 2003 and 2004 in an amendment to Bennett’s 2004 Form 40-F, and in the near term, Bennett intends to file its Annual Report for the year ended December 31, 2005 including these restated amounts.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

Form 40-F for the year ended December 31, 2004
1.	Staff Comment: We have reviewed your response to comment 1. In your response, you indicate that all of the $9.2 million in claims for extra expenses were recognized in 2004. However, on Schedule A of your response to our previous comments on October 3, 2005, you indicated that $5.82 million for extra claims had been included in estimated revenues for the Saglek project in 2003. In addition, in your response to comment 5 of the letter dated October 3, 2005, you stated that you notified the customer of the Saglek project of change orders related to three major items in 2003 and 2004. Extra costs for two of the three major items totaling $1.75 million were incurred in 2003. Extra costs for the other item of approximately $8.3 million were incurred in 2003 and 2004. Further, page 3 of your management discussion and analysis in your 2004 Form 40-F state that one of the reasons your 2004 revenue decreased, as compared to 2003, is a reduction in the expectation of recovery of a claim for extra expenses. If the claim and reduction in expectations both occurred in 2004, your disclosures would not have relevance in explaining the decrease in revenue from 2003 to 2004.

Accordingly, please explain to us and revise your disclosures in future filings to clarify this apparent inconsistency. Specifically, please tell us if any revenues for extra claims were recognized in 2003. Please also tell us and disclose in future filings (1) the amount of revenue in 2003, 2004, and future periods, as applicable, attributable to claims or unapproved change orders and (2) the amount of cash collected in each period associated with each claim or unapproved change order.

Company Response:

In order to assist the Staff’s review of the Company’s response, the Company provides the following information concerning this comment. Appendix A sets out a table that reconciles revenue recognized for each component of the Saglek contract in 2003 and 2004.

(1) In 2003, the Company recognized revenue totaling approximately $10.7 million relating to impact, crushing and steel and debris claims which the Company later determined (in 2006) were incorrectly accounted for as change orders. In the first two quarters of 2004, the Company recognized additional revenue for the impact and crushing claims of approximately $0.7 million.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

(2)      In 2003, the Company collected no cash related to the $10.7 million claim. The Company collected approximately $0.48 million related to these claims in 2004 and received approximately $0.1 million from the Saglek contract customer which was applied to the impact and crushing claims in 2005. For informational purposes to the Staff, in 2005 the Company collected $1.575 million for an approved change order which was recorded as revenue in 2004.
(3)      During 2004, the Company replaced senior management. During the third quarter of 2004, the new management team determined that the amount of revenue related to these three claims was in dispute. The amount that was probable of recovery was $5.4 million ($4.9 million + $0.48 million) and as such, management reduced the cumulative claims revenue recorded to this amount. This assessment took into account that certain costs that had been previously incurred were being challenged by the customer and revenue related to those costs might not be collectible. At December 31, 2005, the amount outstanding was $4.8 million.
Subsequent determination following the Company’s last response and restatement
Upon subsequent analysis during 2006, the Company determined that:
(i)	By accounting for the impact, crushing and steel and debris claims as change orders in accordance with paragraph 62 of SOP 81-1 in 2003, the Company incorrectly recognized revenue of approximately $5.3 million in excess of costs incurred that are probable of recovery. These amounts should have been accounted for as claims in accordance with paragraph 65 of SOP 81-1.

(ii)	More specifically, in 2003 the Company recognized revenue of approximately $10.7 million and related costs of $5.8 million.
Although the specific accounting literature followed by the Company in early 2006 has not changed, there was a misapplication in 2003 of the literature to these transactions. As a result, the Company’s 2003 revenues were overstated by approximately $5.3 million. On March 6, 2006, the Company’s management reviewed this issue with its auditors, Audit Committee and Board of Directors and the Board of Director’s approved management’s recommendation to restate the 2003 and 2004 financial statements.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

Subsequent to March 6, 2006, the Company determined that during 2003 and 2004, certain expense items relating to the Saglek contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company had previously determined that these expense and capital asset errors were offsetting errors in nature and that no correction was required. As part of the restatement adjustment, the Company has also corrected these expense and capital asset errors.
Additionally, income tax expense is affected by the revenue and expense adjustments discussed above by approximately $1.9 million.
The restatement affects a number of income statement, balance sheet and cash flow statement line items. These adjustments are discussed in further detail in Appendix B, a summary of the restatement that will appear in the restated fiscal 2004 audited financial statements.
The Company’s accounting for claim revenue
Pursuant to our conversations with the Staff regarding the outstanding $4.8 million receivable, the Company confirms that it continues to record this balance because management believes that it conforms to the guidance provided in SOP 81-1, paragraph 65.
These requirements and the Company’s evidence as it relates to the claims are as follows:
SOP 81-1 paragraph 65
a.	The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
The basis of the claim is that the condition of the material encountered was significantly different from those described in the tender documents. The contract documents specifically address the notion of changed soil conditions and give the contractor the ability to submit a claim for these additional costs. Specifically the contract says:

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

35.2	If the Contractor incurs or sustains extra expense or any loss or damage that is directly attributable to
35.2.1	a substantial difference between the information related to soil conditions at the work site that is contained in the Plans and Specifications or other documents supplied to the contractor for his use in preparing his tender or a reasonable assumption of fact based thereon made by the Contractor, and the actual soil conditions encountered by the Contractor at the worksite during the performance of the contract, or

35.2.2	any neglect or delay that occurs after the date of the contract on the part of Her Majesty in providing any information on in doing any act that that the contract either expressly request Her Majesty to do or that would ordinarily be done by an owner in accordance with the usage of the trade, he shall, within ten days of the date the actual soil conditions described in GC 35.2.1 were encountered or the neglect or delay described in GC 35.2.2 occurred, give the Engineer written notice of his intention to claim for that extra expense or that loss or damage.
In our case, the nature of the material was supposed to be soil-like with little or no rock fragments in excess of 6 inches in diameter. A significant portion of the material the Company encountered contained rock fragments in excess of 3 feet in diameter and in some instances in excess of 6 feet in diameter. As a result the Company had to mobilize new equipment to the worksite, add 36 days to its 2003 schedule and over 45 days to its 2004 schedule, ship in excess of 10,000 tonnes to its processing plant in Quebec over what the Company expected.
In addition, because of the size of the rock the customer introduced a new testing protocol and significantly delayed in communicating that new protocol to the Company which resulted in further delays and additional costs.
Based on the above the Company believes it had a contractual right to the claims and there is reasonable basis for entitlement to the claim.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

b.	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.
As stated above, the additional costs were incurred because of the unforeseen size of the rocks contained in the soil. Had the Company known what the nature of the material was it would have devised a significantly different work plan and incorporated different equipment and testing methods into its plan. It should also be noted that prior to mobilization of its equipment and manpower the Company participated in extensive planning information sessions with the customer where all engineering aspects of the project were discussed. At no time during those discussions was the issue of how to handle, treat and test large volumes of boulder and rock fragments discussed.
c.	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
Detailed weekly summaries of work performed were prepared and submitted by the Company to the customer during the project. The Company has detailed third party invoices supporting all incremental costs incurred related to the claim. Accordingly, the Company can readily identify the costs of the claim.
d.	Evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations.
The evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations. The Company engaged a professional Engineer who was a contract employee of the Company to act as project manager and who was responsible for preparing the claims.
In 2005, the Company engaged an independent third party engineering firm who specializes in claims resolution of government contracts to evaluate the Company’s entitlement to the impact and crushing claims. This third party expert issued a report stating, in their opinion, the Company is entitled to recover a claim of $6.9 million related to the crushing and impact claims ($2.0 million in excess of amounts recorded as revenue). The Company concluded it would not increase the amount of claim revenue recognized and the amount receivable until it was assured of collection.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

Update: Collection of the outstanding $4.8 million claim
The Company has continued to negotiate with its customer to resolve the impact and crushing claims. The third party expert’s report was provided to the customer in late 2005. To date, the Company has not received any written submission from the customer either accepting or refuting the findings of the third party expert.
Since March 7, 2006, the Company has had four meetings with the customer and in each of those meetings, the customer has verbally increased its offer to settle the disputed amounts at an amount less than $4.8 million. Management and the Board of Directors have discussed this matter as recently as May 12, 2006, and have concluded that they will pursue mediation of this matter under the terms of the contract.
The Company believes it has sufficient external evidence to support collection of the claims amount of at least $4.8 million.
Disclosure Controls and Procedures (2003/2004 Form 40-F/A)
Per our recent conversations with the Staff, for your review, the Company also proposes to include in its restatement the following disclosure controls and procedures section:
As of the end of the periods covered by this report, the Company conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Included in this evaluation, the Company reevaluated the revenue from claims and change orders it had recognized in connection with the Saglek Contract. During the preparation of the Company’s 2005 financial statements, the Company became aware that certain revenues recognized in 2003 from claims and change orders in connection with the Saglek Contract should have been recognized in 2004. These matters are more fully discussed in Note 3 of the restated 2004 financial statements. Accordingly, as part of this report, the Company is restating its previously issued financial statements for fiscal years ended 2003 and 2004 to correct the allocation of revenue recognized from the Saglek Contract in 2003 and 2004. Based on this reevaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were not effective as of the end of the periods covered by fiscal year end 2003 and 2004 to provide reasonable assurance that material information required to be

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

included in the Company’s annual reports and other reports is recorded, processed, summarized and reported within the time periods specified by the appropriate SEC rules and forms.
In connection with Bennett’s goal to improve its disclosure controls and procedures, Bennett has implemented a number of improvements and remedial measures.
1.	In August 2004, Bennett replaced its founder who had served as Chairman and CEO and replaced its CFO in September 2004 with a Chartered Accountant.

2.	Bennett moved its authorization for cheque signing and its internal accounting function from Vancouver to a more centralized location in its headquarters office near Toronto, Ontario.

3.	Bennett upgraded its financial accounting systems and added three new positions to its accounting department, including an accounting manager, financial analyst and accounts payable clerk, allowing Bennett to better segregate duties and obligations in providing timely analysis of material issues.

4.	At the end of 2004, Bennett selected a large experienced accounting firm to provide Sarbanes-Oxley-related consulting services including status reports and recommendations, hired a Chartered Accountant pursuant to a two-year contract to assist with Sarbanes-Oxley compliance, and conveyed the results of formal reviews and analyses of quarterly accounting issues and related literature to the Audit Committee.

5.	During 2005, Bennett upgraded its corporate governance and disclosure policies and procedures by providing corporate governance documents on its web site, updating and upgrading its Corporate by-laws, Code of Business Conduct, Code of Conduct applicable to U.S. Government Procurement Activities, Non-Employee Director Policy, Shareholder Communication Policy, Human Resources and Compensation Committee Charter and Audit Committee charter, establishing a whistle-blower policy, requiring all directors, senior managers and mid-management level employees to review Bennett’s disclosure policy and required participation in a Toronto Stock Exchange sponsored disclosure course.

6.	Also during 2005, Bennett established a new disclosure committee consisting of the CEO, CFO and Vice President of Government Relations and a new Corporate Governance and Nomination Committee.

7.	The Company hired a new Corporate Controller who has more public company experience.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

8.	The Company plans to provide management at both the corporate office and managers at the Company’s facilities with annual refresher courses on public disclosure issues.
Based on these express actions taken by Bennett to improve its disclosure controls and procedures, it is the Company’s belief that the errors causing the lack of effectiveness of the Company’s disclosure controls and procedures have been addressed, but Bennett’s final evaluation of its controls and procedures and full implementation of these measures is ongoing.
2.	Staff Comment: We have reviewed your response to comment 3. Please show us in your response what the proposed disclosure for revenue recognized under the proportional performance method would look like. Please also update your revenue recognition policy for multiple element contracts to disclose the actual accounting policy for these contracts as discussed in the response to our comment in your letter dated October 3, 2005.

Company Response:

The Company has clarified its revenue recognition policies and plans to disclose the following:

The Company provides high temperature highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognizes revenue for these activities using the proportional performance method when remediation activities are completed for each batch of material or waste stream being treated, the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms and collection is reasonably assured.

For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

Revenue from long-term fixed price soil remediation contracts is recognized using the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers costs to be the best available measure of performance on these contracts. Contract costs include direct material and wages and related benefits. Revenue related to unpriced change orders under the percentage of completion method, is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt.
The Company records revenue relating to claims to the extent of costs incurred and only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated. Claims are amounts in excess of the agreed upon contract price that the Company seeks to collect from its customers for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs.
The Company greatly appreciates the Staff’s patience and attention to the foregoing responses. The Company is available to discuss any questions and comments that the Staff may have regarding the matters discussed above. Please feel free to contact me at anytime at (202) 861-3860.
Sincerely,
R. Neil Miller

Appendix A
Bennett Environmental
Summary of Revenue Recognition

	Revenue
As originally reported	2003	2004	Total
Revenue recognized main contract	19,469,723	5,571,552	25,041,275

Revenue recognized on claims	10,703,109	(5,318,852)	5,384,257

Revenue on approved change orders		1,574,880	1,574,880

Total Revenue Recognized	30,172,832	1,827,580	32,000,412

As Restated	2003	2004	Total
Revenue recognized main contract	19,469,723	5,571,552	25,041,275

Revenue recognized on claims	5,384,257	—	5,384,257

Revenue on approved change orders		1,574,880	1,574,880

Total Revenue Recognized	24,853,980	7,146,432	32,000,412

Difference	2003	2004
Revenue recognized main contract			—

Revenue recognized on claims	(5,318,849)	5,318,849	—

Revenue on approved change orders	—	—	—

Total Revenue Recognized	(5,318,849)	5,318,849	—

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

Appendix B
     Draft Restatement
Attached is a draft of Note 3 Restatement to the December 31, 2004 financial statements that will explain the Restatement.
The Company determined there was an error in how it accounted for certain revenue under the percentage-of-completion method of revenue recognition in 2004 and 2003 related to the Saglek contract. In addition, the Company determined that during 2003 and 2004 certain expense items relating to the Saglek Contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company’s Board of Directors approved management’s recommendation to restate its consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003.
While the restatement adjustments change the Company’s previously reported results of operations in each of the individual annual reporting periods, the adjustments do not change the cumulative results of operations for the two-year period. The cumulative restated revenue and net earnings (loss) for the two-year period are the same as the previously reported cumulative amounts.
Restatement of Fiscal 2003
(a)	Revenue Recognition

In September 2002, the Company entered into a fixed price contract with Defense Construction Canada, a federal government agency, to excavate and treat contaminated soil in a remote northern site (the “Saglek contract”). In accounting for revenue related to the Saglek contract, the Company accounted for revenue under the Saglek contract using the percentage-of-completion method. In August 2003, the Company determined that the nature of the material being excavated and processed was significantly different than that described in the tender documents. As a consequence, the Company incurred additional costs to excavate and process the materials.

In calculating contract revenue earned in 2003, the Company inappropriately accounted for the revenue related to additional costs incurred as change orders. The Company recognized revenue in excess of additional costs incurred and revenue for costs incurred that was not

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

probable of recovery of approximately $5.3 million. The Company has now determined that the revenue related to the additional costs incurred should have been accounted for as a claim. Management has determined that the contract provided a legal basis for the claim; the additional costs were caused by circumstances that were unforeseen at the contract date and were not the result of deficiencies in the Company’s performance, the costs associated with the claim were identifiable and reasonable in view of the work performed, and management’s claim submitted in 2004 was objective and verifiable. Accordingly, the Company has recorded a restatement adjustment to reduce revenue for the year ended December 31, 2003 by $5.3 million, and unbilled receivable (included in accounts receivable) as at December 31, 2003 by $5.3 million.

(b)	Operating expenses and capital assets

In addition, the Company determined that there were certain operating expense items incurred in 2003 that were incorrectly expensed in the 2004 fiscal year and that there were items of a capital nature that were inappropriately expensed in 2003 that should have been capitalized and amortized over the estimated useful life of the capital asset. A portion of the operating expenses were recovered from the customer, thus accounts receivable is also affected. Accordingly, the Company has recorded a restatement adjustment for the year ended December 31, 2003 to increase operating expenses by $1.3 million and to decrease amortization expense by $0.2 million and to increase capital assets by $0.6 million and to decrease accounts receivable by $1.3 million and to increase accounts payable and accrued liabilities by $0.4 million.

(c)	Income Taxes

The related income tax effect of the above items of $1.9 million is recorded as a reduction of current tax expense for the year ended December 31, 2003 and decrease in income tax payable as at December 31, 2003 by $1.9 million.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

The impact of the restatement on Consolidated Statement of Operations for the year ended December 31, 2003 is as follows:

	As previously reported	Restatement	As restated
Statement of earnings
Revenue	$69,806,526	$(5,318,849)	$64,487,677
Operating costs	32,419,935	1,324,413	33,744,348
Amortization	1,800,326	(197,660)	1,602,666
Current income taxes	8,912,582	(1,865,387)	7,047,195
Net income	18,173,459	(4,580,215)	13,593,244
The impact of the restatement on the Consolidated Balance Sheet as at December 31, 2003 is as follows:

	As previously reported	Restatement	As restated
Accounts Receivable	$28,839,675	$(6,715,320)	$22,124,355
Property, plant and equipment	23,779,384	629,505	24,408,889
Accounts payable and accrued liabilities	9,964,937	359,787	10,324,724
Income taxes payable	2,961,632	(1,865,387)	1,096,245
Retained earnings	29,298,743	(4,580,215)	24,718,528

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

The impact of the restatement on the Consolidated Statement of Cash Flows for the year ended December 31, 2003 is as follows:

	As previously reported	Restatement	As restated
Cash provided by (used in) operations:
Net Earnings	$18,173,459	$(4,580,215)	$13,593,244
Amortization	1,800,326	(197,660)	1,602,666
Accounts receivable	(16,506,230)	6,715,320	(9,790,910)
Accounts payable and accrued liabilities	2,082,269	359,787	2,442,056
Income taxes payable	(2,900,891)	(1,865,387)	4,766,278
Cash flows from operations	4,535,494	431,845	4,967,339
Cash provided by (used in) investments:
Purchase of property, plant and equipment	(11,316,302)	(431,845)	(11,748,147)
Cash used in investments	(14,832,871)	(431,845)	(15,264,716)
Restatement of 2004
(a)	Revenue recognition

The Company continued to incur additional costs related to the remediation of contaminated materials under the Saglek contract. As a consequence of the 2003 restatement adjustments and accounting for the revenue under the contract in accordance with the percentage of completion method of accounting, the Company has recorded a restatement adjustment to increase revenue for the year ended December 31, 2004 and to increase accounts receivable during the year ended December 31, 2004 in the amount of $5.3 million.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

At December 31, 2004, the Company recorded cumulative revenue for the Saglek project of $37.5 million (which included 2002 revenue) and cumulative direct costs of $28.6 million (not including the allocation of indirect fixed costs) and had $4.8 million as amounts receivable from the customer at December 31, 2004 (note 4). The Company submitted claims to the customer in the amount of $9.5 million in 2004, but only recorded claim revenue to the extent of the additional costs that are probable of recovery incurred in the amount of $5.4 million in 2003 as noted above. At the time, management was satisfied that such amounts were probable of collection and met the criteria for revenue recognition. Management continues to hold this view and is pursuing collection under the contract.

(b)	Operating expenses and capital assets

The Company inappropriately recorded expenses and capitalized certain items of a capital nature during the year ended December 31, 2004 that should have been recorded in 2003 as noted above. Accordingly, the Company recorded a restatement adjustment to decrease operating expenses for the year ended December 31, 2004 by $1.1 million, to increase amortization expense by $0.04 million, to increase accounts receivable during the year by $1.3 million, to decrease capital assets during the year by $0.604 million and to decrease accounts payable by $0.4 million.

(c)	Income Taxes

The related income tax effect of the above adjustments of $1.9 million was recorded as an increase to current income tax expense for the year ended December 31, 2004 and a reduction to income taxes receivable during the year ended December 31, 2004.

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

The impact of the restatement on Consolidated Statement of Operations for the year ended December 31, 2004 is as follows:

	As previously reported	Restatement	As restated
Statement of earnings
Revenue	$25,323,203	$5,318,849	$30,642,052
Operating costs	26,736,521	(1,168,396)	25,568,125
Amortization	3,729,728	41,643	3,771,371
Current income taxes	(4,802,434)	1,865,387	(2,937,047)
Net loss	(18,535,239)	4,580,215	(13,955,024)
The impact of the restatement on the Consolidated Balance Sheet as at December 31, 2004 is as follows:

	As previously reported	Restatement	As restated
Accounts Receivable	$14,316,648	—	$14,316,648
Property, plant and equipment	48,920,377	—	48,920,377
Accounts Payable and accrued liabilities	6,646,005	—	6,646,005
Income taxes receivable	3,417,204	—	3,417,204
Retained earnings	10,763,504	—	10,763,504

Division of Corporation Finance
Securities and Exchange Commission
May 24, 2006

The impact of the restatement on the Consolidated Statement of Cash Flows for the year ended December 31, 2004 is as follows:

	As previously reported	Restatement	As restated
Cash provided by (used in) operations:
Net loss	$(18,535,239)	$4,580,215	$(13,955,204)
Amortization	3,729,728	41,643	3,771,371
Accounts receivable	14,523,027	(6,715,320)	7,807,707
Accounts payable and accrued liabilities	(3,568,932)	(359,787)	(3,928,719)
Income taxes receivable/payable	(6,378,836)	1,865,387	(4,513,449)
Cash used in operations	(4,721,769)	(587,862)	(5,309,631)
Cash provided by (used in) investments:
Purchase of property, plant and equipment	(28,892,498)	587,862	(28,304,636)
Cash flows from (used in) investments	(30,329,030)	587,862	(29,741,168)